Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated May 29, 2007, relating to the financial statements of Vodafone Group plc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the nature and effect of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America) and management’s report on effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 20-F of Vodafone Group plc for the year ended March 31, 2007 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Chartered Accountants and Registered Auditors
London, England
July 31, 2007